Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Amy M. Trombly, Esq.	amy@tromblybusinesslaw.com

July 20, 2007

Delivered by electronic submission via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 7010
Washington, DC  20549

Attn:	Mr. Jim B. Rosenberg

Re:	Baywood International, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed April 16, 2007
Form 10-QSB for the Quarter Ended March 31, 2007
File No. 000-22024

Dear Mr. Rosenberg:

I am securities counsel for Baywood International, Inc. (the “Company”).  I enclose for filing under the Securities Act of 1934 the Amended Form 10-KSB and the Amended Form 10-QSB.  The Company is responding to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated June 20, 2007.

Set forth below are the Company’s responses to the Staff’s comments.  The numbering of the responses corresponds to the numbering of comments in the letter from the Staff.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Comment 1.
Please tell us how you accounted for the redemption transaction involving Dr. Choi’s Class E preferred shares, as discussed on Page 17 of your “Liquidity and Capital Resources” discussion.  Reference the applicable U.S. GAAP that supports your accounting treatment.  It does not appear that you have reflected the effects of this transaction on your statement of shareholders’ deficit as of December 31, 2005.

Response 1.
The Company accounted for redemption of Dr. Choi’s preferred and common shares using the constructive retirement method under APB No. 6, paragraph 12.  The transaction is included in the statement of stockholders’ deficit for the year ended December 31, 2005 under the line description “Repurchase of common and preferred stock.”  The excess of the recorded amounts of the preferred and common stock and accrued dividends and interest forgiven over the cash paid and payable was recorded as additional paid in capital of $583,221.

Notes to Consolidated Financial Statements

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Revenue Recognition, page F-8

Comment 2.
Per the disclosure on page 7 of Item 1, it appears that you may provide your retailers with sales incentives in the form of promotional and other “marketing support” consideration; however, it is unclear how you account for and present these sales incentives in your statements of operations.  Please provide us with the information that follows in a disclosure-type format.

•	Describe the types of sales and/or promotional incentives that you offer to your retail customers and tell us how you account for them pursuant to EITF No. 01-9 or other applicable U.S. GAAP.

•	Quantify the amount of each sales/promotional incentive included in your statements of operations for the periods presented and tell us where you have classified those amounts.

Response 2.
Pursuant to EITF No. 01-09, the Company accounts for its promotional and marketing support as an expense in the statement of operations (as opposed to a reduction in revenue).  The Company has added the following disclosure to the discussion of Revenue Recognition on page F-8 of the amended 10-KSB and to the discussion of Revenue Recognition on page 7 of the amended 10-QSB. A similar disclosure has been added to the discussion of Revenue Recognition in MD&A on page 12 of the amended 10-KSB.

"The competition for shelf space at retailers is intense.  The Company has ongoing discussions with its retail customers with regard to the allocation of shelf space and the level of promotional support for its products.  Retailers look to the Company for promotional support of its products in order to maximize sales.  The Company looks to retailers for advantageous placement of its products and promotion of its products in promotional media such as newspaper advertisements.  Additionally, the Company often provides product displays for its products to retailers as a marketing aid to help them display and sell its products.  The potential costs of certain promotions, advertising and other marketing support to retailers that can be used can be very high.  The Company therefore has to evaluate which programs to choose based on the potential costs involved and to ensure that its efforts are profitable.  For any promotions, advertising and other marketing support that the Company does choose, the costs of such programs are expensed as incurred, since most programs affect the current period in which they are incurred.  With respect to advertising, the cost of such advertising, whether in print or otherwise, is expensed in the statement of operations in the period in which the advertising runs. The benefits that the Company provides to its retailers are sufficiently separable from the retailer’s purchase of its products because the Company can purchase and provide that marketing support from another party that does not purchase its products.  In cases where the Company participates in cooperative advertising, the fair value of the benefit of any marketing or advertising is readily determinable based on the retailer’s cost for the advertising and the portion of any marketing or advertising that includes the Company’s products.  For the periods presented, marketing, promotion and advertising expense totaled approximately $45,000 and $76,000 for the years ended December 31, 2006 and 2005, respectively, and is included in marketing expenses in the Statement of Operations."

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Note 10 – Stock Options and Warrants, page F-15

Comment 3.
Per the disclosure on page 18 of your “Liquidity and Capital Resources” discussion, it appears that you are required to file a registration statement with respect to the common shares underlying the warrants that you issued in your September 19, 2006 10% Senior Convertible Notes transaction.  Please tell us, in disclosure-type format, the settlement alternative(s) in the event that you are not able to file and maintain an effective registration statement or are not able to deliver registered shares upon exercise of the warrants.  In this regard, please provide us with an analysis under paragraphs 14, 17, 18 and 25 of EITF No. 00-19 that supports you equity classification of the warrants rather than classification as a liability.

Response 3.
With regard to the requirement that the Company was to file a registration statement with respect to the common shares underlying the warrants the Company issued in its September 19, 2006 10% Senior Convertible Notes transaction, there were no settlement alternatives in the event that the Company did not or was not able to file and maintain and effective registration statement or was not able to deliver registered shares upon exercise of the warrants.  In this regard, the Company believes that paragraphs 14, 17, 18 and 25 of EITF No. 00-19 do not apply.

Comment 4.
Additionally, please tell us how you accounted for the related registration rights agreement pursuant to EITF No. 05-4.  Refer to the Division of Corporation Finance “Current Accounting and Disclosure Issues” Section II (B) – (New).  You can find this at the following website: http://www.sec.gov/divisions/corpfin/acctdis120105.pdf.

Response 4.
There were no settlement alternatives in the event that the Company did not or was not able to file and maintain and effective registration statement or was not able to deliver registered shares upon exercise of the warrants.  In this regard, the Company believes that EITF No. 05-4 does not apply.  See also Response to Comment 3.

Form 10-QSB for the Quarter Ended March 31, 2007

Item 2.  Management’s Discussion and Analysis, page 13

Liquidity and Capital Resources, page 15

Comment 5.
Please provide us with additional information, in a disclosure-type format, that addresses the underlying reasons for the comparative changes in your working capital components for the financial statement periods presented.  Specifically, address the increase in accounts payable and accrued expenses of $195,145, which primarily resulted in your recognition of net cash provided by operating activities for the period ended March 31, 2007.  Refer to Commission Release No. 33-8350: “Interpretation – Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which you can find on our website at www.sec.gove/rules/interp/33-8350.htm.

Trombly Business Law 1320 Centre Street, Suite 202 Newton, MA 02429 Telephone (617) 243-0060 Facsimile (617) 243-0066

Response 5.	The Company has added the following to the discussion of Liquidity and Capital Resources on page 15 of its amended 10-QSB for the period ended March 31, 2007.

“During the period ended March 31, 2007, we incurred a net loss of $228,009, but experienced a net increase in cash provided by operating activities of $107,476.  This was primarily due to an increase in accounts payable and accrued expenses of $195,145 that occurred as a result of legal fees we recorded as part of our offering for Cumulative Convertible Preferred Stock and transaction to acquire Nutritional Specialties, Inc. d/b/a LifeTime.  These legal fees were accrued, but not paid as of March 31, 2007.”

If you have further questions or comments, please feel free to contact us.  We are happy to cooperate in any way we can.

Regards,

/s/ Amy M. Trombly

Amy M. Trombly
Counsel for Baywood International, Inc.

cc:	Baywood International, Inc.